EXHIBIT 11

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Statement re Computation of Per Share Earnings
(in thousands, except per share data)

The following table sets forth the computation of basic earnings per share:

	July 31,	July 31,	July 31,	July 31,	July 31,
	2004	2005	2006	2007	2008
	(Restated)
Numerator:
Net income	$2,978	$2,536	$2,392	$2,384	$1,428

Denominator:
Weighted average common shares
outstanding	1,197	1,254	1,409	2,039	2,046

Earnings per common share	$2,487.77	$2,022.61	$1,697.62	$1,169.27	$697.92